                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)


                                 AMENDMENT NO. 2


                          CLASSIC VACATION GROUP, INC.
                                (Name of Issuer)
                           --------------------------


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                           --------------------------

                                    37937F106
                                 (Cusip Number)
                           --------------------------

                            DAVID W. BERNSTEIN, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                           --------------------------


                                JANUARY 22, 2002
             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

CUSIP No. 37937F106                    13D                     Page 2 of 7 Pages
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         CVG INVESTMENT LLC
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY


--------------------------------------------------------------------------------
 4.      SOURCES OF FUNDS

         Not applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER
 NUMBER OF
                     0
   SHARES     ------------------------------------------------------------------
               8.    SHARED VOTING POWER
BENEFICIALLY
                     0
  OWNED BY    ------------------------------------------------------------------
               9.    SOLE DISPOSITIVE POWER
    EACH
                     0
 REPORTING    ------------------------------------------------------------------
              10.    SHARED DISPOSITIVE POWER
PERSON WITH
                     0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO (limited liability company)
--------------------------------------------------------------------------------

CUSIP No. 37937F106                    13D                     Page 3 of 7 Pages
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         GV INVESTMENT LLC
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY


--------------------------------------------------------------------------------
 4.      SOURCES OF FUNDS

         Not applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER
 NUMBER OF

   SHARES     ------------------------------------------------------------------
               8.    SHARED VOTING POWER
BENEFICIALLY
                     386,300
  OWNED BY    ------------------------------------------------------------------
               9.    SOLE DISPOSITIVE POWER
    EACH

 REPORTING    ------------------------------------------------------------------
              10.    SHARED DISPOSITIVE POWER
PERSON WITH
                     386,300
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         386,300
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO (limited liability company)
--------------------------------------------------------------------------------

CUSIP No. 37937F106                    13D                     Page 4 of 7 Pages
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         THREE CITIES FUND III, L.P.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY


--------------------------------------------------------------------------------
 4.      SOURCES OF FUNDS

         Not applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER
 NUMBER OF
                     0
   SHARES     ------------------------------------------------------------------
               8.    SHARED VOTING POWER
BENEFICIALLY
                     0
  OWNED BY    ------------------------------------------------------------------
               9.    SOLE DISPOSITIVE POWER
    EACH
                     0
 REPORTING    ------------------------------------------------------------------
              10.    SHARED DISPOSITIVE POWER
PERSON WITH
                     0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         386,300
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No. 37937F106                    13D                     Page 5 of 7 Pages
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         THREE CITIES RESEARCH, INC.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY


--------------------------------------------------------------------------------
 4.      SOURCES OF FUNDS

         Not applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER
 NUMBER OF

   SHARES     ------------------------------------------------------------------
               8.    SHARED VOTING POWER
BENEFICIALLY
                     386,300
  OWNED BY    ------------------------------------------------------------------
               9.    SOLE DISPOSITIVE POWER
    EACH

 REPORTING    ------------------------------------------------------------------
              10.    SHARED DISPOSITIVE POWER
PERSON WITH
                     386,300
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         386,300
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP No. 37937F106                    13D                     Page 6 of 7 Pages
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         THAYER EQUITY INVESTORS III, L.P.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY


--------------------------------------------------------------------------------
 4.      SOURCES OF FUNDS

         Not applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER
 NUMBER OF

   SHARES     ------------------------------------------------------------------
               8.    SHARED VOTING POWER
BENEFICIALLY
                     9,599,749
  OWNED BY    ------------------------------------------------------------------
               9.    SOLE DISPOSITIVE POWER
    EACH

 REPORTING    ------------------------------------------------------------------
              10.    SHARED DISPOSITIVE POWER
PERSON WITH
                     9,599,749
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,599,749
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No. 37937F106                    13D                     Page 7 of 7 Pages
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         TC EQUITY PARTNERS, L.L.C.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY


--------------------------------------------------------------------------------
 4.      SOURCES OF FUNDS

         Not applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER
 NUMBER OF

   SHARES     ------------------------------------------------------------------
               8.    SHARED VOTING POWER
BENEFICIALLY
                     9,599,749
  OWNED BY    ------------------------------------------------------------------
               9.    SOLE DISPOSITIVE POWER
    EACH

 REPORTING    ------------------------------------------------------------------
              10.    SHARED DISPOSITIVE POWER
PERSON WITH
                     9,599,749
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,599,749
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         OO (limited liability company)
--------------------------------------------------------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


         (a)-(b) On January 23, 2002, CVG Investment LLC ("CVGI"), GV Investment LLC ("GVI"), Thayer Equity Investors III, L.P. ("Thayer") and Expedia, Inc. ("Expedia") entered into a Note Purchase Agreement (the "Note Purchase Agreement"), pursuant to which Expedia agreed to purchase (i) all of the 7.5% Senior Subordinated Notes (both 7.5% Convertible Senior Subordinated Notes and 7.5% Exchangeable Senior Subordinated Notes) that are held by CVGI and (ii) all of the 9% Convertible Subordinated Notes that are held by GVI. Simultaneously, CVGI, GVI, Three Cities Fund III, L.P. ("TCF III") and
Thayer entered into a Liquidation and Dissolution Agreement (the "Liquidation Agreement") in which they agreed, among other things, that CVGI would be liquidated and dissolved. When on January 22, 2002 they decided to enter into these agreements, Three Cities Research, Inc. ("Three Cities") and Thayer ended any intention to pool their interests to acquire control of the Issuer. As a result of this, CVGI is not the beneficial owner of any shares of the Issuer, GVI, TCF III and Three Cities are the direct or indirect beneficial owners of 386,300 shares of the Issuer and Thayer and TC Equity Partners, L.L.C. ("TC Equity") are the direct or indirect beneficial owners of 9,599,749 shares of the Issuer.

         (c) On January 1, 2002, GVI received $681,901.78 principal amount of the Issuer's 9% Convertible Subordinated Notes, which are convertible into 128,799 shares of the Issuer, as interest on 9% Convertible Notes which were already outstanding.

         (d) Upon sale of the 9% Convertible Subordinated Notes, (i) GVI will become obligated to pay $3,000,000 to Thayer, approximately $6,350,000 to Allied Capital Corporation and $0.15 per share (approximately $650,000) to the public holders of the Issuer's common stock, and (ii) Thayer will become obligated to pay $0.11 per share (approximately $490,000) to the public holders of the Issuer's common stock.

         (e) On January 22, 2002, as a result of the decision to execute the Note Purchase Agreement and the Liquidation Agreement, each of GVI, CVGI and TCF III ceased to be the beneficial owner of more than five percent of the shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On January 23, 2002, CVGI, GVI, TCF III and Thayer entered into the Liquidation Agreement, pursuant to which (i) CVGI agreed to sell the shares of Expedia common stock that it will receive in exchange for the 7.5% Senior Subordinated Notes and distribute the proceeds (less any expenses CVGI has incurred) to TCF III and Thayer as the sole members of CVGI and (ii) TCF III and Thayer agreed to cause CVGI to dissolve as promptly as practicable following the distribution of the proceeds of the 7.5% Senior Subordinated Notes.

         On January 23, 2002, each of GVI and Thayer entered into a Voting Agreement and Irrevocable Proxy (together, the "Voting Agreements") with Expedia, pursuant to which they agreed to vote all of the shares of the Issuer that they own in favor of the approval of the purchase (the "Expedia Transaction") by Expedia of substantially all of the assets of Classic Customs Vacations, a wholly owned subsidiary of the Issuer. Pursuant to the Voting Agreements, each of GVI and Thayer also agreed not to transfer any of the shares it owned on the date of its Voting Agreement prior to the special meeting at which the Expedia Transaction is to be considered.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - - Note Purchase Agreement, dated January 22, 2002

         Exhibit B - - Voting Agreement and Irrevocable Proxy of GV Investment LLC, dated January 22, 2002

         Exhibit C - - Voting Agreement and Irrevocable Proxy of Thayer Equity Investors III, L.P., dated January 22, 2002

         Exhibit D - - Liquidation and Dissolution Agreement, dated January 22, 2002

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.


Dated:  January 29, 2002


                                             CVG INVESTMENT LLC

                                             By: *
                                                 -------------------------------

                                             GV INVESTMENT LLC

                                             By: *
                                                 -------------------------------

                                             THREE CITIES FUND III, L.P.
                                             By: TCR Associates III, L.L.C.
                                                    General Partner
                                                    By: TCR GP. L.L.C.
                                                        Managing Member

                                             By: *
                                                 -------------------------------
                                                      Managing Member


                                             THREE CITIES RESEARCH, INC.

                                             By: *
                                                 -------------------------------

                                             THAYER EQUITY INVESTORS III, L.P.
                                             By TC Equity Partners, L.L.C.
                                                      Its general partner

                                             By: *
                                                 -------------------------------

                                             TC EQUITY PARTNERS, L.L.C.


                                             By: *
                                                 -------------------------------


*By: /s/ DAVID W. BERNSTEIN
    ----------------------------------------------
    David W. Bernstein, Esq., as Attorney-in-Fact